Thermadyne Holdings Corporation
Suite 300
16052 Swingley Ridge Rd.
St. Louis, MO 63017

Office: 636-728-3084
Fax: 636-728-3010
E-Mail: Nick_Varsam@Thermadyne.com
June 29, 2011
Nick H. Varsam
Vice President, General Counsel and
Corporate Secretary
VIA FACSIMILE AND VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-4628
Attention:   Amanda Ravitz

Re:	Thermadyne Holdings Corporation Registration Statement on Form S-4 Filed April 5, 2011 File No. 333-173322
Dear Ms. Ravitz:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Thermadyne Holdings Corporation and the subsidiary guarantors listed hereto on Schedule I (collectively, the “Company”) hereby request that the above-referenced registration statement be permitted to become effective on July 1, 2011 at 10:00 a.m., New York time, or as soon thereafter as practicable.
     In making this request, the Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or if you require any additional information, please contact me via telephone at (636) 728-3084 or via facsimile at (636) 728-3010. Thank you for your continued assistance.

Sincerely,

/s/ Nick H. Varsam

Nick H. Varsam

Vice President, General Counsel and Corporate Secretary

Secretary to the following entities listed on Schedule I:
Stoody Company
Thermadyne Industries, Inc.
Thermadyne International Corp.
Thermal Dynamics Corporation
Victor Equipment Company

Authorized Signatory for the following entities listed on Schedule I:
Cigweld Pty Ltd
Thermadyne Australia Pty Ltd.

cc:	Allicia Lam Tara Harkins Lynn Dicker Securities and Exchange Commission R. Randall Wang Todd M. Kaye Bryan Cave LLP

Schedule I
Cigweld Pty Ltd.
Stoody Company
Thermadyne Australia Pty Ltd.
Thermadyne Industries, Inc.
Thermadyne International Corp.
Thermal Dynamics Corporation
Victor Equipment Company